UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                         Commission File Number: 0-20686

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K     |_| Form 20-F    |_| Form 11-K
                |X| Form 10-Q |_| Form N-SAR
                         For Period Ended: June 30, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: ____________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:  Uniroyal Technology Corporation

Former Name If Applicable: ________________________________

Address of Principal Executive Office (Street and Number): 2 North Tamiami
                                                             Trail, Suite 900

City, State and Zip Code:  Sarasota, FL  34236

                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]       (b) The subject annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

               (c) The accountant's  statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The preparation of the Uniroyal Technology Corporation Quarterly Report on Form 10-Q for the period ended June 30, 2002 has not been completed due to a delay caused by the implementation of procedures necessary to comply with Section 906 of the Sarbanes-Oxley Act of 2002.

          The Company and its auditors, Deloitte & Touche LLP, are of the opinion that the completion of the procedures necessary and the finalization of the Quarterly Report on Form 10-Q within the prescribed time would involve unnecessary expense and effort.







                                     PART IV
                                OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification:

          George J. Zulanas, Jr., Exec. Vice President, Treasurer
            and Chief Financial Officer                        941- 361-2100
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           (Name)                                           (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ X ]  Yes     [   ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ X ]  Yes     [   ] No
          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               It is anticipated that significant changes in the results of operations for the Company's quarter ended June 30, 2002, as compared to the corresponding period for the prior year, will be reflected in the financial statements of the Registrant. The Company expects to report an increase in revenues from continuing operations for the three and nine month period ended June 30, 2002, from $1,164,000 and $3,334,000 for the three and nine month periods ended July 1, 2001, respectively, to $3,470,000 and $7,986,000 for the three and nine month periods ended June 30, 2002, respectively. The Company also expects to report an increase in net loss of approximately 34% and 179% for the three and nine month periods ended June 30, 2002, respectively, as compared to the three and nine month periods ended July 1, 2001. The aforementioned amounts are estimates only and may be subject to further adjustment.

               The Company has experienced liquidity strains, which are now critical. At June 30, 2002, the Company's principal source of liquidity was $114,000 of cash and $781,000 of availability under a revolving credit facility subject to certain limitations on its use. The ability of the Company to operate as a going concern depends upon its ability to obtain additional financing, its ability to continue to reduce operating costs and its ability to generate higher sales levels.

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                         Uniroyal Technology Corporation
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:   August 15, 2002                    By:/s/ George J. Zulanas, Jr.
 -----------------------                    -----------------------------
                                            George J. Zulanas, Jr.
                                            Executive Vice President, Treasurer
                                              and Chief Financial Officer